February 3, 2016

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman
Branch Chief - Legal
Office of Information Technologies and Services

Re:	SavMobi Technology Inc. (the "Company")
Request for Acceleration of Effective Date filed February 2, 2016
File No. 333-206804

We request the withdrawal of our filing for acceleration of effective dated, filed on February 2, 2016. We will file an amendment within the next two days.

Thank you for your assistance.

Very truly yours,

SavMobi Technology Inc.

/s/ Lakhwinder Singh Sidhu

Lakhwinder Singh Sidhu

President/Chief Executive Officer